                            Exhibit H-1


PROPOSED FORM OF NOTICE


     By Orders of the Commission dated October 29, 1997 (HCAR No. 26768) and June 2, 1998 (HCAR No. 26881) in File No. 70-9089, certain subsidiaries of the New England Electric System (NEES)(now, National Grid USA (National Grid)) were authorized to enter into short-term borrowing arrangements through October 31, 2001.

     By Orders of the Commission dated April 15, 1997 (HCAR No. 26704) and March 20, 1998 (HCAR No. 26875) in File No. 70-8955, Eastern Utilities Associates (EUA) and certain of its subsidiaries were authorized to enter into certain borrowing arrangements through July 31, 2002.

     On April 19, 2000, pursuant to order of the Commission dated April 14, 2000 (HCAR 27166) in File No. 70-9537, EUA was merged into National Grid. On May 1, 2000, certain EUA subsidiaries were merged into certain National Grid subsidiaries.

     On April 28, 2000, National Grid USA Service Company, Inc. filed an Application/Declaration in File No. 70-9673 proposing, among other things, to restructure its capitalization to reduce its equity capital by approximately $11 million.

     The below-listed companies now seek to amend their borrowing authority to reflect their current corporate structures and cash requirements. The companies propose to adjust their maximum outstanding amounts as shown below:

     Borrowing Company     Borrowing Authority

          Old     Requested

     Massachusetts Electric Company     $150,000,000     $275,000,000
        (Eastern Edison Company)     $ 75,000,000

     Nantucket Electric Company     $  5,000,000     $  6,000,000

     The Narragansett Electric Company     $100,000,000     $145,000,000
        (Blackstone Valley Electric Company)     $ 20,000,000
        (Newport Electric Corporation)     $ 25,000,000

     National Grid USA Service Company, Inc.       $ 12,000,000
$60,000,000
        (EUA Service Corporation)     $ 15,000,000